Press Release	Source: Next, Inc.

Next Inc. Announces First Quarter Earnings
Monday April 17, 2006

CHATTANOOGA, TENN.--(BUSINESS WIRE) – April 17, 2006 -- Next Inc. (OTCBB: NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its fiscal first quarter earnings for the three months ended March 3, 2006.

Net sales increased to $4,850,407 for the three months ended March 3, 2006 from $4,718,012 for the three months ended February 28, 2005. Gross profit (after cost of sales) was $1,213,894 compared to prior year of $1,467,306. The Company had a net loss of $251,633 for the first quarter compared to a net loss of $29,371 in the prior year.

Mr. Charles L. Thompson, the Company's CFO stated, "the first quarter profitability is a reflection of pricing and cost structure the company had in place in late 2005. However, expense reductions were accomplished in labor and purchasing during the first quarter that will yield higher margins and profitability for the reminder of 2006. The Company did an excellent job reducing its inventory levels and managing days in accounts receivable which increased cash flow from operations significantly compared to prior year.“

Mr. Robert Budd, the Company’s CEO stated, “I’m pleased with the progress we’ve made the past four months. We expect to see many of these recent accomplishments show tangible progress in our financials going forward. The company is well positioned for the opportunity to have a positive year from both a sales growth perspective as well as bottom line profitability.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com